FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

January 26, 2006

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.

Fiscal Year 2006

First Quarter Revenues Announcement

Three Months Ending December 31, 2005

(Marne-la-Vallée, January 26, 2006)  Euro Disney S.C.A., parent company of Euro Disney Associés S.C.A., operator of Disneyland Resort Paris, announced today that total revenues for its consolidated group (the “Group”) grew 4% over the prior year restated amount for the quarter ended December 31, 2005, reflecting 3% growth in Resort Segment revenues due to hotels and Disney Village revenue growth of 4% and theme park revenue growth of 2%.  Revenues from the Real Estate Segment grew 37% over the first quarter of the prior year.

Adoption of International Financial Reporting Standards

The Group adopted International Financial Reporting Standards (“IFRS”) as of the beginning of fiscal year 2006 as required for public companies in France.  A transition report detailing the impacts of the implementation on the Group’s opening balance sheet in IFRS and the restatement of fiscal year 2005 financial statements in IFRS has been posted to the Group’s website, will be available to the shareholders for the Annual General Meeting of Euro Disney S.C.A. and will be included in the Group’s Reference Document scheduled to be published in the coming months.  All prior year figures provided for comparative purposes in this revenues release have been restated from French accounting principles to conform to IFRS.

Revenues for the Quarter Ended December 31, 2005

Total revenues increased 4% for the quarter ended December 31, 2005 to € 268.5 million compared to the restated prior year amount of € 258.8 million.

(Unaudited) (€ in millions)	Quarter Ending December 31,		Variation
	2005	Restated 2004 (1)	Amount	%
Segment Revenues
Theme Parks	139.8	137.0	2.8	2%
Hotels and Disney Village	100.3	96.7	3.6	4%
Other	15.8	15.9	(0.1)	(1)%
Resort Segment	255.9	249.6	6.3	3%

Real Estate Segment	12.6	9.2	3.4	37%
Total Revenues	268.5	258.8	9.7	4%

(1)

Prior year revenues have been restated for comparative purposes to conform to IFRS. As-Reported revenues for the quarter ended December 31, 2004 under French accounting principles were € 268.9 million. The primary impact of the adoption of IFRS on the Group’s revenues was the classification of revenues and the cost of revenues from the sale to guests of third-party provided travel services.

Theme Park revenues increased 2% over the prior year to reach € 139.8 million, reflecting primarily higher theme park attendance and slightly higher average spending per guest.

Hotels and Disney Village revenues increased 4% over the prior year to reach € 100.3 million, reflecting improved occupancy rates and higher average daily guest spending per room, primarily driven by food and beverage spending.

The Resort Segment revenues for the First Half of 2006 will not include the Easter vacation period, which will be in the Second Half of 2006.  In fiscal 2005, the Easter vacation occurred during the First Half.  Accordingly, the year-over-year trends reported for the First Half of 2006 will be affected by the timing of the Easter vacation.

Revenues generated by the Real Estate Segment were € 12.6 million, reflecting an increase versus the prior year of € 3.4 million, in line with our land development expectations.

Growth Strategy

On April 8, 2006, the newest attraction at Disneyland Park, Buzz Lightyear Laser Blast®, will officially open and begin to take guests on an interactive adventure to help Buzz defend the toy universe against the evil Emperor Zurg.  This attraction has been very popular at other Disney parks, and the Group believes that its guests will enthusiastically welcome this new adventure.  Buzz Lightyear Laser Blast® was inspired by the Walt Disney Picture’s presentation of the Pixar Animation Studio’s film Toy Story2.

Karl L. Holz, Chairman and Chief Executive Officer of Euro Disney S.A.S., said:

“We are pleased with the progress made in the first quarter on the implementation of our multi-year strategy. While continuing to grow revenues, we have nearly completed our first new major attraction in four years, Buzz Lightyear Laser Blast® which will open on April 8, 2006. In parallel to our development plan, we have focused our efforts on our sales and marketing effectiveness, by streamlining our channels of communication to better reach our core market segments, and through the continued development and enhancement of new sales channels, including the internet.”

Press Contact	Investor Relations
Pieter Boterman	Sandra Picard-Ramé
Tel: +331 64 74 59 50	Tel: +331 64 74 58 55
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail : pieter.boterman@disney.com	e-mail : sandra.picard.rame@disney.com

Corporate Communication
Béatrice Mathieu-de Lacharrière
Tel: +331 64 74 60 38
Fax: +331 64 74 60 35
e-mail : beatrice.mathieu.de.lacharriere@disney.com

Next Scheduled Release:    First Half 2006 Earnings in late April 2006

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

The Group operates Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 2,324 additional third-party rooms located on the site), two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.  Euro Disney SCA’s shares are listed and trade on Euronext Paris.

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Group, as well as from developments beyond the Group’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Group’s documents filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.S.

Date: January 26, 2006

	By:	/s/ KYLE BRADSHAW
Name: Kyle Bradshaw
Title: Vice President, Controller